Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 7, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on April 6, 2006, entitled “NEW ORGANISATIONAL STRUCTURE AT VODAFONE”.

6 April 2006

NEW ORGANISATIONAL STRUCTURE AT VODAFONE

Vodafone Group Plc (“Vodafone”) today announces changes to its organisational structure including some new appointments which will be effective from 1 May.

The overall objective of the new structure is to focus the business according to different market and customer requirements. There are three key principles to the new structure:

•                 To drive operational benefits and cost reduction from local and regional scale in more mature markets

•                 To drive profitable growth from the company’s emerging market portfolio

•                 To position the company to capture new revenue streams by extending its reach into converged and IP services

As a result, the operations of the Group will be managed through three new business units:

Europe

The CEO of this unit will be Bill Morrow, currently President of Vodafone’s business in Japan. It will contain all Vodafone’s principal European markets including Germany, Italy, Spain and the UK. Given the high penetration levels and competitive nature of these markets the unit will focus on leveraging its unique regional scale and reducing costs. This unit will also include the global technology and marketing functions.

With the increased focus on operational efficiency, Tim Miles will move from his role as Chief Executive of Vodafone UK to become Chief Technology Officer. He will be succeeded by Nick Read, currently Chief Commercial Officer in Vodafone UK. In addition Frank Rovekamp has been appointed Chief Marketing Officer.

Central Europe, Middle East, Asia Pacific and Affiliates

The CEO of this unit will be Paul Donovan, currently Chief Executive of OVS (Other Vodafone Subsidiaries), and will contain the Group’s Emerging Markets and other Vodafone operations. It will have a particular focus on profitable growth in emerging markets. These are grouped into three clusters to maximise the benefits of regional focus.

This unit will also include the Group’s joint ventures, affiliates and investments. Notably, Verizon Wireless, China Mobile, Vodacom and SFR. The key focus will be on maximising performance and increasing, where possible, the benefits of being part of the Vodafone Group.

New Businesses and Innovation

This unit will be led by Thomas Geitner as CEO. He is currently the Company’s Chief Technology Officer and an Executive Director. This unit will focus on converged and IP services in order to deliver new revenue streams as Vodafone seeks to provide innovative services to its customers.

Commenting on today’s announcement, the Group Chief Executive Arun Sarin said:

“This new structure is an important step forward for the Group as it is aligned with our evolving strategy and addresses the different priorities across the Group. It will enable us to continue to outperform our competitors as the changes deliver a streamlined and simple structure with a clear focus. By creating three new business units, and with an increased focus on costs, we are reflecting the different approaches that will be required to continue to succeed, both in terms of our existing operations and in capturing new revenue streams for the future”.

Ends

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Note to Editors

Biographical details of new appointments attached

New organisation structure chart attached

Management Profiles

Bill Morrow

Bill Morrow was appointed President of Vodafone K.K. on 1 April 2005. Prior to this appointment, Bill was Chief Executive of Vodafone UK Ltd. and before taking this position in the U.K., he was President of Japan Telecom.

With over 25 years in the telecommunications industry, Bill has held a variety of leadership positions in both new and evolving telecommunication companies. He has held senior leadership roles in the USA, Asia, and Europe. For the past 10 years he has been affiliated with the Vodafone Group.

Prior to joining Vodafone, Bill was located on the outskirts of California’s Silicon Valley and managed a variety of functions within Pacific Bell.

Tim Miles

In August 2001, Tim Miles joined Vodafone New Zealand as Director of Business Markets and was appointed Managing Director of Vodafone New Zealand in 2002. Over this time period, Vodafone New Zealand significantly increased its market share, becoming the number one operator. On 1 April 2005 Tim Miles joined the UK business as Chief Executive Officer and is a member of the Vodafone Group Executive Committee.

Tim has over twenty years experience in the IT and Telecommunications industry having worked in Asia, the United States and New Zealand for IBM, Unisys and Data General. He held the position of Managing Director of Unisys New Zealand from 1995 – 1999.

Tim moved to the United States to lead a Global Task Force reshaping Unisys “Go to Market”. He was appointed Vice President Operations, Global Industries in 2000 and during that time took responsibility for the Telecommunications business.

Nick Read

In 2002, Nick Read joined Vodafone UK as Finance Director after a year as Chief Financial Officer of Vizzavi Europe. In 2003, Nick was appointed Chief Commercial Officer. As CCO, Nick is responsible for the Consumer and Wholesale businesses.

Before this Nick held various positions at J Sainsburys, BAA Plc and Dixons Stores Group, before he moved onto Federal Express Worldwide.

During Nick’s ten years at Federal Express, he held a number of senior Finance roles including Chief Financial Officer for the EMEA region based in Belgium and Vice President Financial Strategy & Planning Worldwide based in Memphis.

He returned to the UK in 1999 as Chief Financial Officer for Miller Freeman Worldwide (the major division of United News & Media plc) playing a key role in shaping the Group’s transition from UN&M to United Business Media plc.

Frank Rovekamp

Frank Rovekamp was appointed Global Director of Consumer Marketing with effect from 1 February 2006, and following the announcement on 8 March 2006 of the departure of Peter Bamford, Vodafone Group Chief Marketing Officer, Frank assumed Peter’s responsibilities on an interim basis.

Frank joined Vodafone four years ago as Marketing Director and a Member of the Management Board of Vodafone Netherlands. He then moved to Vodafone Germany taking the post of Chief Marketing Officer and member of the Management Board.

Before joining Vodafone, Frank was President and CEO of Beyoo, an internet based travel agency. Prior to that he was Chief Marketing Officer and held other senior positions within KLM Royal Dutch Airlines in Amsterdam and New York.

Paul Donovan

In 2005, Paul Donovan was appointed Chief Executive Officer for Other Vodafone Subsidiaries (OVS), comprising a number of Vodafone’s operations including those in emerging markets. He joined Vodafone UK in 1999 as Managing Director - Commercial, and in 2001 was appointed CEO of Vodafone Ireland. In 2004, he assumed the additional role of Global Director of Business Integration, leading One Vodafone, the Group’s business transformation programme.

Paul has over 15 years experience in the telecommunications and IT industries, gained at Apple Computer as Marketing Director for the UK and Ireland, at BT as Head of Business Marketing and Director of On Line Services, at Cable and Wireless subsidiary One2One as Commercial Director, and as Chief Commercial Officer at Australian telecoms provider Optus Communications.

He began his career at the Mars Group, before becoming Marketing Director at Coca-Cola and Schweppes Beverages in 1989.

Thomas Geitner

Thomas Geitner joined Vodafone in 2000 as an Executive Director, with responsibility for establishing and managing Global Products and Services. In this position Thomas was responsible for establishing Vodafone as a global brand, for the creation and successful launch of Vodafone live! in 2002 and the establishment of a global supply chain organisation.

In July 2003, Thomas was appointed Vodafone’s Chief Technology Officer. In this capacity he initiated and led the One Vodafone programme, established a set of shared service organizations and created the Group’s leadership position on 3G across Europe.

Prior to Vodafone, Thomas was leading a number of engineering businesses and later was responsible for telecommunications at RWE Group and was a member of the Management Board. He also held the position of CEO of Otelo Communications GmbH and E-Plus, two German telecommunications companies.

Organisation structure - effective 1 May 2006

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents, as well as 32 partner networks. As at 31 December 2005, Vodafone had 179 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

© Vodafone Group 2006. VODAFONE, the Vodafone logos and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 7, 2006	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary